Code of Ethics

RhumbLine Advisers Limited

Partnership

Effective: April 2017

Last Amended: October 2024

The Securities and Exchange Commission (“SEC”) Rule 204A-1 (“the Rule”) under the Investment Advisers Act of 1940, as amended, requires investment advisors to adopt a Code of Ethics. The Rule requires an investment advisor’s Code of Ethics to set forth standards of conduct and requires Supervised Persons to comply with applicable federal securities laws.

This Code of Ethics (“Code”) governs the activities of all RhumbLine Advisers Limited Partnership ("RhumbLine" or the "Firm") personnel in the conduct of RhumbLine's business. RhumbLine’s Chief Compliance Officer is responsible for overseeing the Code, implementing and enforcing its provisions and providing any revisions as appropriate. This oversight shall, at a minimum, include the following on a regular basis:

•	Reviewing Access Persons’ reportable personal securities transactions & holdings and quarterly certifications
•	Assessing whether Supervised Persons are following required internal procedures
•	Evaluating personal securities transactions to identify any prohibited practices

In accordance with Rule 204A-1 of the Investment Advisers Act of 1940 and with Rule 17j-1 of the Investment Company Act of 1940, as amended (1940 Act), RhumbLine has developed and implemented the Code to set forth standards for business conduct and personal activities of its investment advisory business, including the investment advisory services it provides to U.S. registered investment companies, or series thereof (each, a “Fund”).

1)	General Policy

This Code of Ethics is intended to assure that RhumbLine, as well as all Covered Persons (as defined below) conducts the Firm’s business consistent with the fiduciary duty that it owes to its clients. It is the responsibility of all personnel to ensure that the Firm consistently upholds the highest ethical standards.

The Firm and its personnel must avoid activities, interests and relationships that run contraryto (or appear to run contrary to) the best interests of clients. At all times, Supervised Persons shall be mindful to:

•	Place client interests ahead of their own. As a fiduciary, the Firm will serve in its clients’ best interests. In other words, neither the Firm nor its Supervised Persons may benefit at the expense of its clients.

•	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics and Insider Trading Policies. Covered Persons must review and abide by the Firm’s Code of Ethics and Insider Trading Policies, copies of which are provided to all applicable personnel at the commencement of their relationship with the Firm and at least annually thereafter.

•	Avoid taking advantage of their position. Supervised Persons must not accept investment opportunities, gifts, or other gratuities from individuals seeking to conduct business with the Firm or on behalf of an advisory client, unless in compliance with the Firm’s policies.

•	Maintain full compliance with federal securities laws. Supervised Persons must abide by the standards set forth in Rule 204A-1 under the Advisers Act and maintain full compliance with all other applicable federal securities laws.

Any questions with respect to the Firm’s Code of Ethics should be directed to the Firm’s Chief Executive Officer (“CEO”) or Chief Compliance Officer (“CCO”). As discussed in greater detail below, Employees are free to report possible violations without approval or fear of retaliation and must promptly report any violations of the Code of Ethics to the CCO or CEO.

2)	Guiding Principles & Standards of Conduct

RhumbLine is dedicated to providing effective and proper professional investment advisory services to a wide variety of institutional clients. Our reputation is a reflection of the quality of our employees and their dedication to excellence in serving our clients. To ensure these qualities and our dedication to excellence, our employees must possess the requisite qualifications of experience, education, intelligence, and judgment necessary to effectively serve as investment management professionals. In addition, every Supervised Person is expected to demonstrate high standards of moral and ethical conduct for continued employment with RhumbLine.

As a fiduciary, RhumbLine owes clients more than honesty alone. Rather, the Firm has an affirmative duty of utmost good faith to act solely in the best interests of the client and to make full and fair disclosure of all material facts, particularly where the adviser’s interests may conflict with the client’s interests. In connection with this commitment, an investment adviser must, at all times, act in its client’s best interests. Rule 17j-1 of the 1940 Act makes it unlawful to make any untrue statement of a material fact or fail to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading to a Fund or engage in any manipulative practice with respect to any Fund’s investment portfolios, in connection with the purchase or sale (directly or indirectly) by such Access Person of a security “held or to be acquired” by a Fund.

The provisions of the Code are not all-inclusive. In addition to imposing specific requirements on persons covered by its provisions, the Code is intended to be a guide for all conduct associated with RhumbLine Advisers and its business. The CCO may grant exceptions to certain provisions contained in the Code (when permitted under applicable laws) only in those situations when it is clear beyond dispute that the interests of our clients will not be adversely affected or compromised. All questions arising in connection with personal securities trading should be resolved in favor of the client even at the expense of the interests of employees or other Supervised Persons.

3)	Duty to Report Violations, Sanctions for Violations, and Protections for Reporters of Violations

Compliance with the provisions of this Code shall be considered a basic condition of employment with RhumbLine. Because of this, it is important that employees understand the reasons for compliance with this Code. RhumbLine Advisers’ reputation for fair and honest dealing with clients and the investment community in general, has taken considerable time to build. This standing could be seriously damaged as the result of improper or even the perception of improper behavior. Employees are urged to seek the advice of the CCO or CEO for any questions as to the application of this Code to their individual circumstances. Employees should also understand that a material breach of the provisions of this Code may constitute grounds for termination of employment with the Firm.

The CCO shall promptly report any violation of this Code to the CEO. The CCO, in coordination with the CEO, is also empowered and responsible for enforcing the Code and imposing sanctions for violations of the Code. Depending on the severity of the violation and/or the number of offenses, sanctions can include a verbal warning, a monetary fine or termination of employment. In addition, violators of the personal trading restrictions of this Code may be required to disgorge any profits realized from such trading.

Employees are free to report possible violations without approval or fear of retaliation. The Firm will not terminate, discriminate or retaliate against any employee because such employee has:

(1) provided, caused to be provided, or is about to provide or cause to be provided, information to the Firm, to any State, local, or Federal, government authority or law enforcement agency relating to any violation of, or any act or omission that the employee reasonably believes to be a violation of, any provision of the federal securities laws or any other provision of law, or any rule, order, standard, or prohibition ; (2) testified or will testify in any proceeding resulting from the administration or enforcement of any provision of the federal securities laws or any other provision of law or any rule, order, standard , or prohibition; (3) filed, instituted, or caused to be filed or instituted any proceeding under any Federal Securities law or consumer financial law; or (4) objected to, or refused to participate in, any activity, policy, practice, or assigned task that the employee (or other such person) reasonably believed to be in violation of any law.

4)	Definitions

“Supervised Person” This term refers to directors, officers, partners and employees of the Firm, as well as any other person occupying a similar status or performing similar functions, including temporary staff, part-time employees and interns.

“Access Person” An Access Person is a Supervised Person who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic. Because providing investment advice is the Firm’s primary business, all Supervised Persons are considered to be Access Persons, unless the CCO has granted an exemption in writing.

“Covered Person” refers to all Supervised Persons and all other persons whom, in the CCO’s judgment, shall be subject to the Code. The CCO shall also determine whether a Covered Person who is not a Supervised Person shall be deemed to be an Access Person.

“Advisory Client” Any person to whom or entity to which the Company serves as an investment adviser, renders investment advice or makes any investment decisions for a fee is considered to be a client.

“Covered Account” This term refers to all accounts owned or controlled by an Access Person, those accounts owned or controlled by members of the Access Person’s immediate family, including any relative by blood, marriage or domestic partnership living in the same household, and any account in which the Access Person has any beneficial interest, such as a trust.

5)	Applicability of the Code’s Restrictions and Procedures

The Code applies to all Supervised Persons and other Covered Persons. As indicated above, all Supervised Persons are considered Access Persons and are therefore subject to the Code’s provisions regarding personal securities trading. The CCO shall determine whether Covered Persons who are not Supervised Persons shall be deemed Access Persons.

Persons designated by the CCO as Covered Persons may include, inter alia, consultants, independent contractors and other outside individuals who have been given direct access to any confidential information (e.g., client accounts or trading data), and which are not subject to confidentiality provisions of the vendor agreement. The CCO determination shall be final. Any change in designation must be documented in writing.

The CCO, at her discretion, may exempt certain covered individuals (e.g., interns, contractors, etc.) from certain procedures outlined in the Code. A memorandum on the basis for exemption will be maintained in the individual’s file for no less than 3 years after the individual’s employment with the Firm hasexpired.

6)	Personal Securities Trading

Access Persons are required to notify the CCO promptly if they open any securities trading account(s) in which they have direct or indirect beneficial interest, including the accounts of an Access Person’s spouse, minor children, or other family members residing in that employee’s household.

All Access Persons’ personal trading accounts must be held at a broker dealer that can provide a data feed containing the information required under Section 7, 8 and 9 of this Code directly to the Code of Ethics compliance system (ComplySci) utilized by the Firm. If the Broker is unable to provide the required information via a data feed, Access Persons are responsible for entering their reportable transactions and holdings in ComplySci and providing duplicate confirms and holdings per the requirements outlined in this Code to RhumbLine’s CCO. The CCO may request duplicate copies of an Access Person’s statement at any time.

Access Persons with “managed accounts” (An investment account that is owned by an individual investor and looked after by a hired professional money manager.) are responsible for providing a copy of this Code to the manager of their account(s). The CCO, at her discretion, may exempt a managed account from the reporting requirements. If a managed account is excluded the CCO must memorialize the reason for the decision, which will be retained until the account or employee terminates.

All Securities are “Reportable Securities” EXCEPT:

a)	Direct obligations of the U.S. government.
b)	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements. A high-quality short-term debt instrument” is any instrument having a maturity at issuance of fewer than 366 days and which is rated in one of the highest two rating categories by a nationally recognized statistical rating organization, or which is unrated but is of comparable quality.
c)	Shares issued by money market funds other than any reportable fund for which RhumbLine serves as investment adviser.
d)	Shares issued by open-end mutual funds, other than mutual funds and interval funds advised or sub-advised by RhumbLine. (NOTE: all exchange-traded funds (“ETFs”) are not open-end mutual funds – they are Reportable Securities)
e)	Shares issued by open-end unit investment trusts investing exclusively in the shares of open-end mutual funds.
f)	Interests in 529 Plans investing exclusively in the shares of open-end mutual funds.
g)	Fixed Annuities and Variable Annuities if their only investment options are shares issued by open-end mutual funds or other exempt securities.

Transactions Requiring Pre-Clearance

In view of avoiding potential conflicts of interest, or the appearance of improper trading activity, RhumbLine requires that each Access Person obtain prior approval through the Firm’s Code of Ethics compliance system before engaging in the following transactions in their covered accounts:

•	Transactions involving an initial public offering (IPO) and/or a private or limitedoffering. This includes initial coin offerings (i.e., new cryptocurrency token offerings).

•	Transactions in securities with a market cap of LESS THAN 5 Billion at the time of the trade request.
•	Transactions involving over $125,000 in a single fixed-income security.
•	Transactions in any ETF that RhumbLine may purchase for client accounts (see current list of ETFs requiring pre-clearance in the Code of Ethics folder on the network) if such transactions will exceed $125,000.

•	Transactions in any “Fund” advised or sub-advised by RhumbLine. (“Fund” means a registered open-end or closed-end company or a business development company, including any separate series thereof, but does not include a registered open-end company that is regulated as a money market fund).

Exceptions to the Pre-Clearance Requirement Above:

•	Transactions effected pursuant to an automatic investment plan (includes dividend reinvestment plans).
•	Transactions in an account, which is a Covered Account solely because the Access Person has a beneficial interest in such account and the Access Person has attested that he or she has no direct or indirect influence or control over investments in the account.
•	Transactions (other than IPOs or private placements) in any security of less than $5,000 in any 30-day period.

Procedure to Request Pre-Clearance:

1.	Log on to your ComplySci account @ https://rhumblineadvisers.complysci.com/Membership/LoginSelect “My Pre-clearance” and then Select “Add Request”
2.	Enter trade request info and select “Submit”

Where RhumbLine requires pre-clearance for a particular securities transaction, such pre-clearance is valid for two business days. If the transaction is not executed within the prescribed time frame, the Access Person is required to re-submit a request for pre-approval of the transaction. In situations, where pre-approval of a particular transaction is denied, the Access Person is prohibited from engaging in the transaction.

Prohibited Transactions

The below trading practices are strictly prohibited by all Access Persons. Transactions that have the appearance of the below practices will be regarded as a violation of RhumbLine’s Code of Ethics where applicable. Persons who have engaged in these transactions may be subject to the requirement that they give up any profits obtained or otherwise be subjected to disciplinary action.

•	Short-Term Trading RhumbLine encourages its employees to make investments for the long term, which is consistent with the investment strategies employed by its clients. Therefore, the practice of purchasing and selling the same security and/or the options or convertibles of a security within a 30 day time period, is prohibited, unless the sale is executed at a loss.

•	Trading on Inside Information – If any Employee believes they may have contracted material, non-public information, inform RhumbLine’s CCO immediately. Trading on such information is strictly forbidden and punishable by law. Please refer to section 10 of this Code for further information.

•	Trading in a Security of a Company on the Restricted List maintained by the CCO within the firm’s Code of Ethics Compliance System.

•	Short Selling Employees are prohibited from selling short any security which may be held in a client portfolio.

7)	Initial Holdings Reports

The SEC Rules require reporting and monitoring of the investment activities of the Firm’s Access Persons. When investment advisory personnel invest for their own accounts, conflicts of interest may arise between the client’s and the Access Person's interests. The reporting regulations are designed to deter problem activity and to prevent trading against clients’ interests.

RhumbLine must maintain a record of all transactions in Reportable Securities in which an Access Person has a “direct or indirect beneficial interest.” Therefore, all Access Persons of RhumbLine must provide the CCO with an Initial Securities Holdings Report no later than 10 days after becoming an Access Person and it must be current as of a date no more than 45 days prior to the date the report was submitted.

This report must include the following information:

a)	A list including the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount (if fixed income securities) of each covered security in which the Access Person had any direct or indirect beneficial interest or ownership as of the date he/she became an Access Person of RhumbLine Advisers;
b)	The name of any broker, dealer or bank with which the Access Person maintained an account, or in any other account in which securities were held for the direct or indirect benefit or ownership of the Access Person;
c)	The date the report is submitted to the CCO by the Access Person.

8)	Annual Holdings Reports

All Access Persons of RhumbLine are required to submit their personal securities holdings as of December 31st of each year for every “reportable security” in which the Access Person has any direct or indirect beneficial interest or ownership. RhumbLine requires its Access Persons to instruct their broker-dealer to provide this information directly to the Firm’s Code of Ethics compliance system via an electronic data feed. If the broker-dealer is not able to comply with this request, Access Persons must manually enter the required information in the compliance system and provide the CCO with a copy of the December 31st holdings report, which contains the following information:

•	The title, number of shares and principal amount (if fixed income securities) of each reportable security in which the Access Person had any direct or indirect beneficial ownership interest or ownership;
•	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any reportable securities are held for the direct or indirect benefit of the Access Person; and
•	The date the annual report is submitted by the Access Person to the CCO.

Procedure for Reporting Annual Holdings:

1.	Log on to your ComplySci account @ https://rhumblineadvisers.complysci.com/Membership/Login
2.	Under the “Data Records” tab, select “Holdings” and then Select “Add”
3.	Enter required information and select “Submit”

RhumbLine requires its Access Persons to review the holdings in the system and attest to their completeness and accuracy no later than 30 days following year end. The CCO, at her discretion, may grant an extension to the review deadline on a case by case base.

Following submission of the Annual Personal Securities Holding Report, the CCO, or CEO, will review each report for any evidence of improper trading activities or conflicts of interest by the Access Person.

9)	Quarterly Transactions Reports – Rule 204A-1(b)(2) of the Advisers Act

All Access Persons are required to report personal trading in “reportable securities” in which the Access Person has any direct or indirect beneficial interest or ownership within 30 days after the end of each calendar quarter. RhumbLine requires its Access Persons to instruct their broker-dealer to provide this information directly to the compliance system used for monitoring personal securities transactions via an electronic data feed.

If the broker-dealer is not able to comply with the above, Access Persons must manually enter the required information in the compliance system and provide the CCO with a copy of a quarterly transaction statement containing the following information:

•	The date of each transaction, the name of the covered security, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares, and the principal amount of the security involved;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition ordisposition);
•	The price at which the covered security was effected;
•	The name of the broker, dealer or bank through whom the transaction was effected;
•	The date the report is submitted to the CCO. (Note: These must be received by the CCO within 30 days following the end of the calendar quarter in which the transaction(s) takeplace.)

Procedure for Entering Transactions:

1.	Log on to your ComplySci account @ https://rhumblineadvisers.complysci.com/Membership/Login
2.	Under the “Data Records” tab, select “Transactions” and then Select “Add”
3.	Enter trade info and select “Submit”

RhumbLine requires its Access Persons to review the transactions in the system and attest to their completeness and accuracy no later than 30 days following year end. The CCO, at her discretion, may grant an extension to the review deadline on a case-by-case basis.

Although Rule 204A-1 does not require negative reports, it is the policy of the Firm that Personal Securities Trading Reports be submitted quarterly by all Access Persons whether or not securities transactions have occurred in their accounts during the period. Those Access Persons having no securities transactions to report must indicate this fact on his/her quarterly report.

Following submission of the Personal Securities Trading Reports, the CCO, or CEO, will review each report for any evidence of improper trading activities or conflicts of interest. No Supervised Person will be responsible for reviewing his/her own report. The CCO and CEO will document their review within the Code of Ethics Compliance system utilized by the Firm, or with a written summary of testing, and/or a series of reports. Quarterly securities transaction reports are to be maintained by the CCO in accordance with the records retention provisions of Rule 204-2(e) of the Advisers Act.

REPORTS TO MANAGEMENT OR FUND BOARDS

Upon written request, the CCO shall no less frequently than annually report to any Fund advised or sub-advised by RhumbLine in a written format prescribed by a Fund’s Board of Trustees regarding the following:

•	any issues under this Code or its procedures since the last report to any Fund Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations;
•	a certification that RhumbLine has adopted procedures reasonably necessary to prevent its Access Persons from violating this Code; and
•	any changes to the Code during the past year.

10)	Insider Trading

Background

The anti-fraud provision of Section 206 of the Investment Advisers Act of 1940 is expressed generally in terms of prohibiting an investment adviser from defrauding its clients or prospective clients. In addition, the anti-fraud provisions of section 17(a) of the Securities Act of 1933, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 there under, prohibit defrauding any person, directly or indirectly, in the offer or sale of any security or in connection with the purchase or sale of any security. It is generally considered a fraudulent activity to trade while in possession of “inside information” obtained, directly or indirectly, from a source that had a duty to maintain the confidentiality of suchinformation.

Therefore, where material non-public information (MNPI) is obtained or received, there is a duty and obligation under the law generally not to trade on such information, until this information becomes public.

In addition, Section 204A requires that the adviser “enforce” the procedures by conducting periodic training for employees on how they might recognize MNPI.

RhumbLine Insider Trading Policies and Procedures

The following procedures have been established to assist RhumbLine employees in avoiding violations of the insider trading provisions of Section 204A of the Advisers Act. Every employee of the Firm must follow these procedures or risk being subject to disciplinary and/or legal action. If an employee has any questions about these procedures, he/she should bring such questions promptly to the CCO.

If a Covered Person of the Firm believes he/she is in possession of MNPI about a publicly traded security it is critical that he/she not act on the information or disclose it to anyone, but instead advise the CCO accordingly. Acting on such information may subject the employee to severe federal criminal penalties and the forfeiture of any profit realized from any transaction.

Identification of Insider Information

Every employee must be able to determine if information is material and/or non-public. This determination may be made by asking the following two questions:

•	Is the information material? Would an investor consider this information important in making an investment decision? Would disclosure of this information substantially affect the market price of the security?
•	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace through publication in any magazine or newspaper of general circulation, or through some other media available to the public?

If, after considering the above, an employee believes that the information may be material and/or non-public, he/she should:

•	Report the matter promptly to the CCO, disclosing all information which the employee believes may be relevant on the issue of whether the information is material and non-public.
•	Refrain from purchasing or selling any security about which such information has been received. This prohibition applies to the employee’s personal securities account(s), any account(s) in which he/she may have a beneficial interest, and any client account(s) managed by RhumbLine Advisers.

•	Not communicate the information to anyone outside the Firm or within the Firm, other than RhumbLine’s CCO.

Restricted List

If the CCO determines that such information is material and non-public she would place the security on the Firm’s restricted list within its Code of Ethics compliance system (ComplySci) until the information was made public. Access persons are prohibited from personally, or on behalf of an advisory account, purchasing or selling securities during any period they are listed.

The CCO shall take steps to immediately inform all Supervised Persons of the securities listed on the restricted list.

Annual Attestation

In meeting the requirement to enforce the provisions of Section 204A, every employee of RhumbLine will annually attest his/her understanding of his/her duties and responsibilities outlined in the Code including a section regarding the use and/or dissemination of MNPI. The CCO will maintain records of each employee’s signed disclosure statement. The attestation of each employee will contain wording to the effect that the employee has read and understands the Firm’s insider trading policies.

Steps to Detect Insider Trading

•	The CCO will review all personal securities transactions by employees to ensure that such activities are in compliance with the applicable Personal Securities Trading Restrictions provided herein.
•	The CCO will review the trading activities, particularly excessive trading, in RhumbLine Advisers’ proprietary accounts.

The CCO will conduct such investigation, as necessary, when the CCO has reason to believe that any employee of RhumbLine has received and acted (traded) on inside information or has disseminated such information to other persons.

11)	Dealings with Clients

No Supervised Person of RhumbLine may directly or indirectly purchase from or sell to a client any security. Employees of the Firm are prohibited from ever holding customer funds or securities or acting in any capacity as custodian for a client account. Moreover, Supervised Persons are prohibited from lending or borrowing money or securities to/from any client of RhumbLine.

RhumbLine is subject to the following specific fiduciary obligations when dealing with clients:

•	The duty to have a reasonable, independent basis for the investment advice provided;
•	The duty to obtain best execution for a client’s transactions where the Firm is in a position to direct brokerage transactions for the client;
•	The duty to ensure that investment advice is suitable to meeting the client’s individual objectives, needs and circumstances;
•	A duty to be loyal to clients; and
•	A duty to treat all clients fairly.

12)	Protecting Clients’ Privacy

RhumbLine Advisers and its Supervised Persons have an obligation to keep all information about clients (including former clients) in strict confidence, including a client’s identity, a client’s securities holdings, and advice furnished to a client by the Firm. Please refer to the Firm’s Policy and Procedures Manual for specific procedures.

Confidential Client Information

In the course of investment advisory activities of RhumbLine, the Firm gains access to non-public information about its clients. Such information may include status as a client, financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided by RhumbLine to clients, and data or analyses derived from such non-public information (collectively referred to as 'Confidential Client Information'). All Confidential Client Information, whether relating to RhumbLine's current or former clients, is subject to the Code's policies and procedures. Any doubts about the confidentiality of information must be resolved in favor of confidentiality.

Non-Disclosure of Confidential Client Information

All information regarding RhumbLine’s clients is confidential. Information may only be disclosed when the disclosure is consistent with the Firm's policy and the client's direction. RhumbLine does not share Confidential Client Information with any third parties, except in the following circumstances:

•	As necessary to provide service that the client requested or authorized, or to maintain and service the client's account. RhumbLine will require that any financial intermediary, agent or other service provider utilized by RhumbLine (such as broker-dealers or sub-advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by RhumbLine only for the performance of the specific service requested by RhumbLine;
•	As required by regulatory authorities or law enforcement officials who have jurisdiction over RhumbLine, or as otherwise required by any applicable law. In the event RhumbLine is compelled by judicial process to disclose Confidential Client Information, the Firm shall provide prompt notice to the clients affected, so that the clients may seek a protective order or other appropriate remedy. If no protective order or other appropriate remedy is obtained, RhumbLine shall disclose only such information, and only in such detail, as is legally required;
•	To the extent reasonably necessary to prevent fraud, unauthorized transactions or liability.

Access Persons’ Responsibilities

All Access Persons are prohibited, either during or after the termination of their employment with RhumbLine, from disclosing Confidential Client Information to any person or entity outside the Firm, except under the circumstances described above. An Access Person is permitted to disclose Confidential Client Information only to such other Access Persons or third parties who need to have access to such information to deliver RhumbLine’s services to the client.

Access persons are also prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with RhumbLine, must return all such documents to RhumbLine.

Any Supervised Person who violates the non-disclosure policy described above may be subject to disciplinary action, including possible termination, whether or not he or she benefited from the disclosed information.

Security of Confidential Personal Information

RhumbLine enforces the following policies and procedures to protect the security of Confidential Client Information:

•	The Firm restricts access to Confidential Client Information to those Access Persons who need to know such information to provide RhumbLine’s services to clients;
•	Any Access Person who is authorized to have access to Confidential Client Information in connection with the performance of such person's duties and responsibilities is required to keep such information in a secure compartment, file or receptacle on a daily basis as of the close of each business day.
•	All electronic or computer files containing any Confidential Client Information shall be maintained in a password secured and firewall protected environment, thereby safeguarded from access by unauthorized persons;
•	Any conversations involving Confidential Client Information, if appropriate, must be conducted by Access Persons in private, and care must be taken to avoid any unauthorized persons overhearing or intercepting such conversations.

13)	Outside Business Activities

RhumbLine requires its Supervised Persons to provide information on certain Outside Business Activities (OBA) so the Firm may assess any potential conflicts of interests that may arise fromthe activity.

RhumbLine requires Supervised Persons to receive prior approval before engaging in any new OBA that involves any of the below:

•	A position that either controls money or investments (e.g., finance or investment committee member) including a charitable organization, church, or other organization.
•	Service on a board of directors for any organization.
•	An outside business activity in which an employee may be compensated for.

New Employees are required to disclose outside business activities within 10 days of their employment with the Firm to the CCO.

Procedure for Pre-clearing an OBA:

1.	Log on to your ComplySci account @ https://rhumblineadvisers.complysci.com/Membership/Login
2.	Select “Data Records” and then Select “Business Affiliations”
3.	Select “+Add”
4.	Answer required questions and select “Submit”

Supervised Persons will be asked to certify, at least annually, that they are not engaging in any OBAs that meet the above criteria, without pre-approval.

The Firm does not wish to limit any Employee’s professional or financial opportunities, but needs to be aware of such outside interests so as to avoid potential conflicts of interest and ensure that there is no interruption in services to our clients. Understandably, the Firm must also be concerned as to whether there may be any potential financial liability or adverse publicity that may arise from an undisclosed business interest by an Employee.

14)	Gifts & Entertainment Policy

General Policy

Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may create a potential conflict of interest. Supervised Persons should not accept or provide any gifts or favors that might influence the decisions they or the recipient must make in business transactions involving RhumbLine, or that others might reasonably believe would influence those decisions.

The following policies and procedures apply to the Firm and to all Supervised Persons.

Gifts Defined: This term encompasses any item of value, service or other form of compensation. This includes (but is not limited to) merchandise, prizes, travel expenses, entertainment (e.g., tickets to sports events or theater tickets), meals, lodging, golf, skiing, and other amenities.

For RhumbLine’s Policies regarding Political Contributions, see Section 15.

Policy for Giving or Accepting Gifts/Entertainment

Modest gifts which would not generally be regarded as improper, may be given or accepted on an occasional basis, provided, however, any gift which exceeds $150 in value, or which would cause the total value of gifts given or received to/from any person who is a Client or prospective Client or any person or Firm associated with a Client or Prospective Client (collectively, “Restricted Persons”) in any 12-month period to exceed $150, must receive pre-clearance before accepting or providing the gift or entertainment.

This pre-clearance requirement does not apply to the following:

•	Providing bona fide dining or bona fide entertainment to a Restricted Person if a member of RhumbLine’s Senior Management is present when providing the dining or entertainment.

•	Accepting bona fide dining or bona fide entertainment from a Restricted Person if during such dining or entertainment you are accompanied by a representative of the service provider, broker/dealer, client or potential client.

Procedure for Pre-Clearing Gifts/Entertainment:

1.	Log on to your ComplySci account at https://rhumblineadvisers.complysci.com/
2.	Select “My Preclearance” and then Select “Add a request”
3.	Select “Gift & Entertainment” from the menu bar at the top of the webpage
4.	Answer required questions and select “Submit”

The employee will receive an email within 2 business days with the decision.

Policy for Reporting Gifts/Entertainment

All gifts given or accepted, to or from, Restricted Persons with a value exceeding $10 per person should be reported using the “Activity Center” by logging on to the Firm’s Code of Ethics compliance system unless the employee has already filed an expense report with the Firm.

Quarterly all Supervised Persons shall certify to the CCO through the Firm’s Code of Ethics compliance system that they have reported any gifts received and/or given that are covered by this policy. If there have been no such gifts, a negative response is required.

Procedure for Reporting Gifts/Entertainment:

1.	Log on to your ComplySci account at https://rhumblineadvisers.complysci.com/
2.	Select “Self Report” from the dashboard and then Select “Add Gift and Entertainment”
3.	Answer required questions and select “Submit”

Exceptions to this reporting requirement

There is no need to report gifts to or from Restricted Persons if the Supervised Person has filed an expense report and has been reimbursed by the Firm or if the gift/entertainment was purchased on the Firm’s credit account.

15)	Pay-to-Play - Political Contributions

Rule 206(4)-5 under the Investment Advisers Act which was created to curtail “pay to play” practices by Investment Advisers that seek to manage assets of state and local governments. The Rule applies to all Investment Advisers that are registered (or required to be registered) with the SEC, or that are exempt from registration under Section 203(b)(3) of the Advisers Act (collectively, “Investment Advisers”), and that provide advisory services to a state or local government entity or to an investment pool in which a state or local governmental entity invests.

There are three key elements of the Rule: (i) a two-year “time-out” from receiving compensation for providing advisory services to certain government entities after certain political contributions are made, (ii) a prohibition on soliciting contributions and payments, and (iii) a prohibition from paying third parties for soliciting government clients.

(1)	Two-Year “Time-Out”

The Rule prohibits an Investment Adviser from receiving compensation from a “government entity” for two years after the Investment Adviser or any of its “covered associates” makes a political “contribution” to an “official” of the government entity. During the two-year “time-out” period, the Investment Adviser is only prohibited from receiving compensation from a government entity; the Investment Adviser can still provide advisory services to the government entity.

Definition of a “Covered Associate” of an Investment Adviser includes any:

•	General partner, managing member, executive officer or other individual with a similar status or function;

•	Employee who solicits a government entity for the Investment Adviser and any employee who supervises, directly or indirectly, such an employee; and
•	A political action committee (PAC) controlled by the Investment Adviser.

Definition of “Contribution”:

Contribution under the Rule is defined as any gift, subscription, loan, advance, or deposit of money, or anything of value made for:

•	The purpose of influencing any election for federal, state, or local office;
•	Payment of debt incurred in connection with any such election; or
•	Transition or inaugural expenses incurred by a successful candidate for state or local office

Look-Back Provision

Under the Rule, when a person becomes a covered associate (including when an existing employee is transferred or promoted), the Investment Adviser must “look back” in time to that person’s prior contributions to determine whether the “time-out” provisions of the Rule apply to the Investment Adviser. If the person is involved in soliciting clients, then the Investment Adviser is required to look back two years. If the person is not involved in soliciting clients, then the Investment Adviser is only required to look back six months. The “look-back” provision, which is similar to that in MSRB Rule G-37, is prophylactic since it bars advisers from influencing the selection process by hiring persons who have made political contributions.

2.	Soliciting Contributions and Payments

The Rule bars an Investment Adviser and its covered associates from soliciting or coordinating: (i) contributions to an official of a government entity to which the Investment Adviser is seeking to provide investment advisory services, or (ii) “payments” to a political party of a state or locality where the Investment Adviser is providing or seeking to provide investment advisory services to a government entity.

A “payment” is any gift, subscription, loan, advance or deposit of money or anything of value. While similar to the definition of contribution, a payment is not limited based on the purposes for which it is given.

Pursuant to this provision, an Investment Adviser is prohibited from:

•	indirectly making political contributions to politicians through, for example, spouses, lawyers or affiliated companies;
•	“bundling” a large number of small employee contributions to influence an election in the state or locality in which the Investment Adviser is seeking business;
•	soliciting contributions from professional service providers;

•	consenting to the use of its name on fundraising literature for a candidate; and sponsoring a meeting or conference which features an official as an attendee or guest speaker and which involves fundraising for the official (and, in this case, expenses incurred by the Investment Adviser for hosting the event (such as the cost of the facility or refreshments, or reimbursement of any of the official’s expenses for the event) would be a contribution by the Investment Adviser, thereby triggering the two-year “time-out” provisions of the Rule).

An Investment Adviser would be seeking to provide advisory services to a government entity when it responds to a request for proposal, communicates with a government entity regarding that entity’s formal selection process for investment advisers or engages in some other solicitation of investment advisory business of the government entity. A violation of this provision would not trigger the two-year “time-out”, but would be a violation of the Rule.

3.	Prohibition on Third Party Solicitation

The Rule prohibits an Investment Adviser or any of its covered associates from paying any person to solicit a government entity unless such person is (i) a “regulated person” (i.e., a registered investment adviser or broker-dealer) that is subject to prohibitions against engaging in pay-to-play practices or (ii) one of the Investment Adviser’s employees, general partners, managing members, or executive officers (although contributions by these persons may trigger the two-year time out). This provision is a change from the initial proposal, which would have completely barred the use of solicitors.

The prohibition does not extend to non-affiliated persons providing legal, accounting or otherprofessional services in connection with specific investment advisory business that are not being paid directly or indirectly for communicating with the government entity for the purpose of obtaining or retaining investment advisory business for the Investment Adviser.

RhumbLine’s Pay-to-Play Policy & Procedures

RhumbLine’s Pay-to-Play (Political Contributions) Policy applies to all Supervised Persons whether or not they fall under the definition of “Covered Associate”. RhumbLine allows a Supervised Person of the Firm to contribute the following:

•	Up to $350 to an official per election (with primary and general elections counting separately) if the covered associate was entitled to vote for the official at the time of the contribution, and
•	Up to $150 to an official per election (with primary and general elections counting separately) if the covered associate was not entitled to vote for the official at the time of the contribution.

Any contributions wished to be given in excess of the above limits require pre-clearance through the use of RhumbLine’s Code of Ethics compliance system.

If a Supervised Person makes a contribution in excess of the allowable limits, the contributor may be required to obtain a return of the contribution.

RhumbLine and its Supervised Persons are prohibited from coordinating, or soliciting any person or political action committee (PAC) to make, any:

•	Contribution to an official of a government entity which RhumbLine is providing or seeking to provide investment advisory services to; or
•	Payment to a political party of a State or locality where RhumbLine is providing or seeking to provide investment advisory services to.

The Marketing/Sales Team is responsible for keeping the CCO informed of any government entity prospects.

Reporting Requirements:

On a quarterly basis, Supervised Persons must report to the CCO, through the Firm’s Code of Ethics compliance system, requested information pertaining to any and all political contributions. If no such contributions were made during the previous quarter, a negative response is required.

Record Keeping Requirements:

The Recordkeeping Amendment requires a registered investment adviser to make and keep, among other records, the following records:

(A)       The names, titles, and business and residence addresses of all Supervised Persons of the registered investment adviser that provide advisory services to government clients;

(B)       All government entities to which the registered investment adviser provides or has provided investment advisory services, or which are or were investors in any covered investment pool to which the registered investment adviser provides or has provided investment advisory services, as applicable, in the past five years, but not prior to September 13, 2010;

(C)       All direct or indirect contributions made by the registered investment adviser or any of its covered associates to an official of a government entity, or payments to a political party of a state or political subdivision thereof, or to a political action committee (note that the registered investment adviser is not required to keep records of all payments); and

(D)       The name and business address of each regulated person to whom the registered investment adviser provides or agrees to provide, directly or indirectly, payment to solicit a government entity for investment advisory services on its behalf, in accordance with the Rule. If the registered investment adviser does not specify which types of clients the regulated person should solicit on its behalf, it could satisfy this requirement by maintaining a list of all of its regulated person solicitors.

The records required to be maintained pursuant to (C) above must be kept in chronological order and indicate the name of each contributor, the name and title of each recipient of a contribution or payment, the amount and date of each contribution or payment, and whether an exception for certain returned contributions applies.

16)	Certifications

Initial Certification

All Supervised Persons will be provided with a copy of the Code and must initially sign a certification. This certification will attest to the following: (i) received a copy of the Code; (ii) read and understand all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

Acknowledgement of Amendments

All Supervised Persons shall receive any amendments to the Code and must sign a certification attesting that they have (i) received a copy of the amendment; (ii) read and understood the amendment; (iii) and agreed to abide by the Code as amended.

Annual Certification

All Supervised Persons must annually sign a certification. This certification will attest to the following: (i) read and understood all provisions of the Code; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

Other

Employees are required to promptly report all actual or potential conflicts of interest, violations of any government or regulatory law, rule or regulation, or violations of RhumbLine's policies and procedures.

Additional certifications may be asked of any employee(s) at any time to confirm receipt of the Firm’s Code or Compliance Manual amendments and/or to confirm compliance with Firm policies.

Revision Notes:

•	Updated pre-clearance upper limits for ETF and fixed income transaction to $100,000
•	Added certain variable annuity accounts as an exempt investment
•	Added references to Rule 17j-1 of the Investment Company Act of 1940, as amended.
•	October 2024 - Updated Code of Ethics Policy to reflect new ComplySci Code of Ethics system. Revised exemptions of pre-clearance requirement of domestic equity securities to use a market capitalization rule rather than inclusion in the S&P 500 or Russell 1000 Indices. Increased pre-clearance ceiling for ETF and Fixed Income securities to $125,000. Revised pre-clearance language to include transactions in mutual funds that RhumbLine advises and initial coin offerings.